UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 20, 2023
ARRIVED STR 2, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	92-1716225
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave N, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)

Arrived Series Coquina; Arrived Series Knoll; Arrived Series Pinkshell; Arrived Series Sandbar; Arrived Series Seafoam; Arrived Series Tiara; Arrived Series Vita
(Title of each class of securities issued pursuant to Regulation A)

ITEM 9. FUNDAMENTAL CHANGES
Effective September 19, 2023, Arrived STR 2, LLC (the “Company”) terminated without penalty certain Property Management Agreements (the “Terminated Agreements”) by and between Roseus Hospitality Group LLC and certain series of the Company, specifically, Arrived Series Pinkshell, Arrived Series Sandbar, Arrived Series Seafoam, Arrived Series Tiara, Arrived Series Vita, Arrived Series Knoll, and Arrived Series Coquina (the “Affected Series”).
Additionally, each of the Affected Series has entered into a new Property Management Agreement with the Property Manager listed in the table below, effective as of September 19, 2023 (the “New Agreements”). Under the New Agreements, each Affected Series will pay the Property Manager a property management fee equal to, in the case of those series entering into an agreement with Arrived Property Manager, LLC, 20% of all rents and fees remitted to such Affected Series on a monthly basis and, in the case of those series entering into an agreement with Boutiq, Inc., 19.5% of all rents and fees remitted to such Affected Series on a monthly basis. With respect to the Affected Series entering into an agreement with Boutiq, Inc. such property management fee will be reduced to 18% beginning immediately following the first accounting period that Boutiq, Inc. manages properties for any entity managed by our Manager or its affiliates with a combined purchase price equal to or greater than $10 million.
The foregoing summary of the terms of the New Agreements is subject to the New Agreements themselves, the form of which is attached to this Current Report on Form 1‑U as Exhibit 6.99 and incorporated by reference herein.
Affected Series	New Property Manager
Arrived Series Coquina	Boutiq, Inc.
Arrived Series Knoll	Arrived Property Manager, LLC
Arrived Series Pinkshell	Arrived Property Manager, LLC
Arrived Series Sandbar	Arrived Property Manager, LLC
Arrived Series Seafoam	Arrived Property Manager, LLC
Arrived Series Tiara	Arrived Property Manager, LLC
Arrived Series Vita	Arrived Property Manager, LLC

EXHIBITS
The following exhibit is filed herewith:

Exhibit No.	Description
6.99	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR 2, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 20, 2023.

ARRIVED STR 2, LLC
By: Arrived Holdings, Inc., its managing member
By: /s/ Ryan Frazier
Name: Ryan Frazier
Title:  Chief Executive Officer